RPC Incorporated, 2801 Buford Highway NE., Suite 520, Atlanta, GA 30329. Telephone: (404) 321-2140 Facsimile: (404) 321-5483

VIA EDGAR

February 15, 2017

Mr. Ethan Horowitz

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

RE:	RPC, Inc.
Form 10-K for the Fiscal Year ended December 31, 2015
Filed: February 29, 2016
Supplemental Response dated January 12, 2017
File No.: 1-08726

Your comment letter dated February 3, 2017

Dear Mr. Horowitz:

This letter sets forth the responses of RPC, Inc. ("RPC" or the "Company") to your comments in the above referenced letter. In an effort to facilitate the Staff's review, we have repeated each of the questions in bold prior to setting forth our response thereto in the same order that they appeared in your letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Financial Statements and Supplementary Data, page 33

Notes to Consolidated Financial Statements, page 38

Note 12: Business Segment Information, page 57

Mr. Ethan Horowitz

Accounting Branch Chief

1.	We note your response to prior comment 1 which states that you have two operating segments. Please address the following to further clarify your response:

I.	Address whether you have established a segment manager for each of the operating segments. As part of your response, include information further describing the responsibilities of both general managers and service line managers;

Response:

We have not established a segment manager for each of our operating segments because RPC’s approach to managing the business is based on its operating segments as well as its organizational structure. As discussed in our response dated January 12, 2017, RPC is organized by Legal Entity Groupings (“LEGs”), which were established primarily as a result of acquisitions and for legal and tax purposes with a general manager responsible for each of them.

RPC manages its business as either services offered on the well-site with equipment and personnel (Technical Services) or services and equipment offered off the well site (Support Services). The businesses under Technical Services generate revenue based on equipment, personnel operating the equipment and the materials utilized to provide the service. They are all managed, analyzed and reported based on the similarities of the operational characteristics and costs associated with providing the service. The businesses under Support Services are primarily able to generate revenue through one source or personnel resource, which is either a hard asset or a personnel resource. Please refer to the section titled Operating Environment in our response dated January 12, 2017. The general managers are directly accountable to and maintain regular contact with the Chief Operating Decision Maker (“CODM”) and therefore fulfill the role of segment managers for each of the operating segments as outlined in ASC 280-10-50-7.

The CODM receives and reviews reports containing discrete financial information that can be used for resource allocation decisions presented by both LEGs and by Technical Services and Support Services. Both forms of presentation reflect business components that could be considered operating segments under the Company’s management approach. As such, LEGs and Technical Services and Support Services are two overlapping sets of components for which each of the general managers are responsible. Therefore, in accordance with ASC 280-10-50-9, RPC would be considered a matrix form of organization. ASC 280-10-50-9 further states that when the CODM reviews financial information for two overlapping sets of components one of which includes products and services, the set of components based on products and services would constitute the operating segments. Accordingly, RPC has identified its services based segments as its operating segments. Further, concluding that our operating segments (and reportable segments) are Technical Services and Support Services provides disclosures that are more meaningful and informative to investors, as this presentation more accurately reflects the operational characteristics and economics of our business. Presenting the information by LEGs does not provide adequate insight into the resource allocation decision process used by the CODM to manage the business as a whole.

General managers are in charge of the day to day activities and the overall direction of the operations of the services within their areas of responsibility and maintain regular contact with the CODM. Service line managers report directly to their respective general managers and serve as additional support for the general managers. They manage the day to day activities of the service line that they are responsible for and work with their counterparts in other service lines as required. They do not regularly communicate with the CODM and are not an integral part of the overall decision making process for resource allocation. The CODM makes resource allocation decisions at the operating segment level and relies on his general managers to implement his strategic directives.

 Mr. Ethan Horowitz

Accounting Branch Chief

II.	Identify individuals other than the general managers who report directly to the chief operating decision maker (“CODM”) and describe their roles;

Response:

In addition to the general managers, the Chief Financial Officer (“CFO”) reports to the CODM. The CFO is responsible for the finance functions and is the principal accounting officer and treasurer of the Company. He manages the enterprise shared services functions, reports accurate and timely historical financial information of the Company, conducts treasury duties such as overseeing the capital structure of the Company, and directs financial strategic planning and forecasting.

III.	Tell us more about the reporting package reviewed by the CODM on a monthly basis, including the nature of service line level financial information included in the reporting package. Also tell us whether your board of directors reviews similar information;

Response:

As indicated in our response dated January 12, 2017, the CODM reviews operating results of the overall consolidated entity and the two operating segments as well as the LEGs. The only service line financial information included in the reporting package provided to the CODM is revenues and gross profit. However, as discussed in response to VIII below, the CODM does not make resource allocation decisions based on this service line financial information. The monthly reporting package also includes a balance sheet for the consolidated entity. For management reporting purposes, the Company does not track all service line assets and liabilities and does not generate balance sheets by individual service line.

The reporting package presented to the board of directors on a quarterly basis does not include financial information at the service line level. Their package includes the following:

➢	Operating results at a consolidated level consistent with financial data reported externally to the investors and Securities and Exchange Commission
➢	Operating results for the two operating segments – Technical Services and Support Services
➢	Operating results for each of the LEGs that constitute the consolidated results
➢	Consolidated balance sheet
➢	Consolidated statements of cash flow

Mr. Ethan Horowitz

Accounting Branch Chief

IV.	Explain your annual budgeting process in greater detail. Your response should describe how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;

Response:

The budget process is managed and directed by the financial, planning and analysis (“FP&A”) group, which reports to the CFO. FP&A provides the general managers and finance directors that report to them guidance, instructions and budget driver assumptions such as commodity prices, drilling rig counts, industry trends and capital expenditures. The general managers and their finance directors use this guidance to develop more detailed instructions that are provided to the service line managers, finance and other operating personnel. The budget process is based on a bottom up approach and is developed and populated at the general ledger account level detail by location, service line and department. The budget is reviewed by multiple levels of management throughout the process. The general managers and directors of finance review the budget at the service line level, operating segment level and at the LEG level. The CFO and FP&A are engaged throughout the entire process reviewing interim budgeted financial data, assumptions and providing feedback to each general manager and their team. FP&A periodically provides the CODM with interim budget data and observations. The CODM reviews the interim data for the overall consolidated entity, the operating segments and the LEGs, consistent with the analysis and review of actual operating results stated in our response to III above. During the process, the CODM periodically discusses the budget with the respective general managers. The budget is not final until it has been approved by the CODM.

V.	Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to- actual variances;

Response:

The monthly reporting package provided to the CODM includes variance analysis showing budget to actual for each of the reports as detailed below:

➢	Consolidated Income Statement consistent with financial data reported externally to the investors and Securities and Exchange Commission - budget to actual for each of the line items down to net income
➢	Operating results for each of the LEGs that constitute the consolidated results - budget to actual for the following categories: Revenues, Gross Profit, Income before tax, and Earnings Before Income Taxes, Depreciation and Amortization (“EBITDA”)
➢	Operating results for the two operating segments – budget to actual for the following categories: Revenues, Operating Profit, and EBITDA
➢	Each of the service lines that comprise Technical Services and Support Services – budget to actual for revenues and gross profit

The CODM receives feedback from the general managers on a monthly basis after the reporting package is published. The CODM discusses actual results with each general manager to get explanations for not only variances to budget, but also how budget and actual results compare to industry developments and trends such as oil and gas prices, rig counts, and customer investments in new projects. The explanations provided and discussions with each general manager provide the CODM with a near term outlook on the direction of future results, growth prospects, cost containment activity, and potential impact on capital needs and resources.

 Mr. Ethan Horowitz

Accounting Branch Chief

VI.	Explain the degree to which the CODM relies on input from general managers and service line managers in making decisions with regard to operations and resource allocation. In addition, tell us how often your CODM meets with these individuals and describe topics typically discussed at these meetings;

Response:

The CODM communicates with the general managers on at least a weekly basis regarding business trends impacting their financial results, resource requirements and overall health of the operating segments under their responsibility. In addition, the general managers discuss with the CODM the various growth opportunities, risks and operational issues facing each operating segment. The CODM relies primarily on direct input and recommendation from the general managers with regard to various services that comprise their respective areas of responsibility to make resource allocation decisions. Resource allocation prospects are reviewed on a per project basis which are identified as either Technical Services or Support Services; these decisions cannot be made at the level of a single service line due to the complimentary nature and interconnectivity of the service lines within a segment. Please refer to the Resource Allocation and Performance Assessment section of our response dated January 12, 2017.

VII.	Clarify the process through which resources are allocated to individual service lines, including the manner in which the services offered in each operating segment are considered; and,

Response:

Please see our responses to I and VI above. The CODM makes resource allocation decisions including, among others, staffing, growth and maintenance capital expenditures and key initiatives based on operating segments. To illustrate how the resource allocation process is determined, see the following example:

During the 2015-2016 oil and gas industry downturn, management was forced to make a difficult decision regarding staffing levels. The CODM made an assessment of performance and resource allocation decision at the operating segment level because the services offered under each segment are complimentary in nature and there are cross training opportunities as discussed in our response dated January 12, 2017. As a result, RPC reduced its operational headcount by approximately 40 percent during this period, with the reduction being concentrated in the Technical Services segment. The decision made by the CODM at the operating segment level was implemented by the general managers at the appropriate individual service lines. This action helped reduce operating losses during this period.

 Mr. Ethan Horowitz

Accounting Branch Chief

VIII.	Describe the basis for determining the compensation of the individuals that report to the CODM.

Response:

The total annual compensation of the individuals that report to the CODM is primarily comprised of the following components:

Base salary: Base salary is established at competitive levels and increases are determined based on the recent financial performance of the Company, the magnitude of responsibilities, the scope of the position and individual performance.

Performance-based incentive cash compensation: Performance goals for each of the general managers and the CFO are based on the results of their areas of responsibility, corporate, or individual performance, or a combination of one or more such measures. The Company has established return on invested capital as the performance goal – on a consolidated basis for the CFO and by LEG for each of its general managers. Return on invested capital (“ROIC”) is a widely used financial performance measure that typically correlates with long term change in stockholder value. ROIC is computed as the ratio of EBITDA to invested capital. Invested capital is generally equal to the aggregate of stockholders’ equity, accumulated depreciation and long-term liabilities

Stock-based incentive compensation: The Company awards restricted stock to these individuals on an annual basis. The amount awarded is determined on a purely discretionary basis.

I trust that we have responded in sufficient detail to address all of your comments. Please do not hesitate to contact me at (404) 321-2149 if you need further information.

Sincerely,

/s/ Ben M. Palmer

Ben M. Palmer

Vice President and Chief Financial Officer

cc: Ms. Wei Lu